Emerald Health Therapeutics Announces New At-the-Market Equity
Program

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, August 13, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) today announced that it has established an at-the-market equity program ("ATM Program") that allows the Company to issue common shares from treasury ("Common Shares") having an aggregate gross sales price of up to $3.25 million to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX Venture Exchange ("TSXV") or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 and completion of the sale of the maximum amount of shares thereunder and will be activated from time to time at the Company's discretion if and when required based on the Company's working capital requirements and capital expenditures and relative cost of other funding options.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated as of the date hereof ("Equity Distribution Agreement") with Eight Capital (the "Agent").

Sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. The ATM Offering is being made pursuant to a prospectus supplement dated August 13, 2020 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated March 13, 2019 (the "Base Shelf Prospectus").

The Company expects to use the net proceeds of the ATM Program, if any, to fund the costs for the completion of its current capital projects and for working capital and general corporate purposes.

The Prospectus Supplement (together with the related Base Shelf Prospectus) is available under the Company's profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

The Company has applied for conditional approval from the TSXV for the listing of the Common Shares to be offered under the ATM Program.

The Company has also entered into a termination agreement with Stifel Nicolaus Canada Inc. pursuant to which the parties have agreed to terminate the Company's previous at-the-market equity program originally established under the equity distribution agreement dated March 27, 2019 (the "Previous Program"). Pursuant to the Previous Program, the Company issued an aggregate of 5,936,500 Common Shares during the period commencing March 30, 2019 and ending August 22, 2019 for gross aggregate proceeds of $18.77 million. No shares have been sold under the Previous Program since August 22, 2019.

This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. The Company's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square feet) which the Company has recently agreed to sell; and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include statements relating to relating to the anticipated sale and distribution of Common Shares; the volume and timing of the sale and distribution of Common Shares; the intended use of the net proceeds of any offering of Common Shares by the Company; the anticipated benefits and impact of the ATM Program; approval from the TSXV to list the Common Shares; and the completion of the sale of Verdélite Sciences, Inc. and Verdélite Property Holdings Inc.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of regulatory and stock exchange approvals; the Company's and the Agent's ability to successfully complete the offering and the sale of Common Shares under the ATM Program; regulatory approvals; failure to obtain necessary financing; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form, Prospectus Supplement and Base Shelf Prospectus and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.